UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                          Form 40-F  __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  November 3, 2010

By: /s/ Burgess H. Hildreth_______________________

       Burgess H. Hildreth, Senior Vice President

       Administration

Intertape Polymer Group Inc.

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
	$	$	$	$
Sales	187,057	180,278	173,120	160,794
Cost of sales	167,492	158,906	153,493	140,617
Gross profit	19,565	21,372	19,627	20,177

Selling, general and administrative expenses		17,858	18,904
	17,073			20,047
Stock-based compensation expense		222	262
	302			270
Research and development expenses		1,929	1,492
	1,485			1,488
Financial expenses
Interest	4,062	3,777	3,749	3,783
Other	461	392	122	(653)
Manufacturing facility closures, restructuring, strategic alternatives and other charges				1,091
	23,383	24,178	24,529	26,026

Earnings (loss) before income taxes		(2,806)	(4,902)
	(3,818)			(5,849)
Income taxes (recovery)
Current	447	(16)	102	182
Future	342	(124)	791	2,511
	789	(140)	893	2,693
Net earnings (loss)	(4,607)	(2,666)	(5,795)	(8,542)

Earnings (loss) per share
Basic	(0.08)	(0.05)	(0.10)	(0.14)
Diluted	(0.08)	(0.05)	(0.10)	(0.14)

Weighted average number of common shares outstanding
Basic	58,951,050	58,951,050	58,951,050	58,951,050
Diluted	58,951,050	58,951,050	58,951,050	58,951,050

	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008
	$	$	$	$
Sales	163,688	151,912	139,068	153,142
Cost of sales	137,295	130,379	124,252	158,620
Gross profit (loss)	26,393	21,533	14,816	(5,478)

Selling, general and administrative expenses			15,416
	17,756	16,601		15,874
Stock-based compensation expense			258
	255	254		170
Research and development expenses			1,373
	1,449	1,295		1,307
Financial expenses
Interest	4,050	3,970	4,085	3,812
Other	(525)	536	494	1,948
Manufacturing facility closures, restructuring, strategic alternatives and other charges
Impairment of goodwill				66,726
	22,985	22,656	21,626	89,837

Earnings (loss) before income taxes			(6,810)
	3,408	(1,123)		(95,315)
Income taxes (recovery)
Current	155	385	9	(515)
Future	1,253	(313)	(167)	4,993
	1,408	72	(158)	4,478
Net earnings (loss)	2,000	(1,195)	(6,652)	(99,793)

Earnings (loss) per share
Basic	0.03	(0.02)	(0.11)	(1.69)
Diluted	0.03	(0.02)	(0.11)	(1.69)

Weighted average number of common shares outstanding
Basic	58,951,050	58,951,050	58,951,050	58,956,348
Diluted	58,981,300	58,951,050	58,951,050	58,956,348

This Management’s Discussion and Analysis (“MD&A”) supplements the unaudited interim consolidated financial statements and notes thereto for the three months and nine months ended September 30, 2010 and 2009.  Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in US dollars.

Overview

Intertape Polymer Group Inc. (the “Company” or “IPG”) reported sales for the third quarter of 2010 of $187.1 million, an increase of 14.3%, compared to $163.7 million for the third quarter of 2009 and an increase of 3.8% sequentially compared to $180.3 million for the second quarter of 2010.  Gross profit totaled $19.6 million for the third quarter of 2010 as compared to $26.4 million and $21.4 million, respectively, for the third quarter of 2009 and second quarter of 2010.  Sales and sales volumes compared to the second quarter of 2010 were higher in both of the Company’s Divisions.

The net loss for the third quarter of 2010 was $4.6 million ($0.08 per share, both basic and diluted) as compared to a net earnings of $2.0 million ($0.03 per share, both basic and diluted) for the third quarter of 2009 and a net loss of $2.7 million ($0.05 per share, both basic and diluted) for the second quarter of 2010.  Net loss for the nine months ended September 30, 2010 totaled $13.1 million ($0.22 per share, both basic and diluted) compared to a net loss of $5.8 million ($0.10 per share, basic and diluted) for the same period in 2009.

Liquidity

The Company has a $200.0 million Asset-based loan (“ABL”), entered into with a syndicate of financial institutions.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time.  The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories, and equipment.  The ABL is priced at libor plus a loan margin determined from a pricing grid. The loan margin declines as unused availability increases.  The pricing grid ranges from 1.50% to 2.25%. Unencumbered real estate is subject to a negative pledge in favour of the ABL lenders.  However, the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge in favour of the ABL lenders subordinated to real estate mortgage financing up to $35.0 million.  As of September 30, 2010, the Company had secured real estate mortgage financing of $1.7 million, leaving the Company the ability to obtain an additional $33.3 million of real estate mortgage financing.

Subsequent to September 30, 2010, the Company obtained $3.0 million of real estate mortgage financing which is due July 2013.

The Company has no significant debt maturities until March 2013, when the ABL matures.  The Company’s remaining $118.7 million Senior Subordinated Notes mature in August 2014.

The ABL has one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL agreement) less capital expenditures and pension plan contributions in excess of pension plan expense to the sum of debt service and the amortization of the value of the equipment included in the borrowing base.  The financial covenant becomes effective only when unused availability drops below $25.0 million.  While the company did not meet the ratio as of September 30, 2010, this covenant was not in effect as unused availability was in excess of $25.0 million.  The Company believes it will remain above the $25.0 million threshold of unused availability during the remainder of 2010.

The Company relies upon the funds generated from operations and funds available under its ABL to meet working capital requirements, anticipated obligations under its ABL and Senior Subordinated Notes, and to finance capital expenditures for the foreseeable future.  As of September 30, 2010, the Company had cash and unused availability under its ABL totaling $59.3 million.  As of November 1, 2010, the Company had cash and unused availability under its ABL totaling over $52 million.  This amount reflects a reduction of $13.2 million, the amount of the appellate bond posted by the Company on October 13, 2010 as more fully described below.

In 2009, the Company filed a complaint in the U.S. District Court for the Middle District of Florida against Inspired Technologies, Inc. (“ITI”) alleging that ITI had breached its obligations under a supply agreement between the Company and ITI.  The supply agreement provided that the Company would manufacture and supply certain products to ITI, and ITI would purchase such products exclusively from the Company.  The Company alleged that ITI breached this agreement by licensing a third party to manufacture and sell the products.

ITI filed a counterclaim against the Company alleging that the Company had breached its obligations under the agreements between the parties.  ITI also alleged that the Company had engaged in trademark infringement, false advertising, deceptive trade practices, unfair competition and consumer fraud.

On July 14, 2010, the Court granted a motion for summary judgment in favor of the Company on the issue of whether the Company had engaged in trademark infringement, false advertising, deceptive trade practices, unfair competition and consumer fraud.  On September 13, 2010, the Court on its own motion determined that the licensing by ITI of its technology to another manufacturer did not violate the supply agreement.  It also ordered that the position of the parties be reversed, with the Company being positioned as the defendant.

On September 22, 2010, a jury trial was held on the remaining issues.  The jury concluded that the Company had breached certain obligations under the supply agreement and the confidentiality agreements, and awarded ITI approximately $13.2 million as compensation for its damages.

The Company firmly believes that ITI’s allegations against the Company were unfounded, that there is no competent evidence to justify and support the damages awarded by the jury, and that the damages were unsupportable as a matter of law.

On October 27, 2010, the Company filed its post-trial motions with the trial court requesting a judgement as a matter of law, new trial, or remittitur.  The Company also intends to file an appeal with the U.S. Circuit Court of Appeals for the Eleventh Circuit, if appropriate based on the results of the post-trial motions.  The post-trial motions and the appeal may result in the judgment being set aside or reduced or, in the alternative, the ordering of a new trial.  The Company is committed to continuing the assertion of its claims against ITI, as well as defending the claims made by ITI and seeking a reversal of the jury’s damage award.

The execution of the judgment will be stayed during the appeal.  In this connection, the Company has posted an appellate bond in the amount of the judgment (the “Bond”) plus required post judgment interest.  The amount of the Bond may be adjusted by the Court based upon the Court’s rulings on the post-trial motions.

The Company’s management has concluded that although it is possible that it will incur a loss as a result of the ITI litigation, as at September 30, 2010, the amount of the contingent loss cannot be reasonably estimated.  In reaching this conclusion, the Company’s management considered, among others, the nature and merits of the claims made by parties in the litigation; the appellate process, and the current procedural status of the case.

Outlook

The Company anticipates sequentially lower sales and slightly higher adjusted EBITDA in the fourth quarter of 2010 compared to the third quarter of 2010.  A sales decline from the third to the fourth quarter is typical for the Company due to seasonal ordering patterns of its customers. EBITDA is projected to be favourably impacted by higher selling prices which are expected to partially recover raw material cost increases.

Results of Operations

Sales

The Company’s sales for the third quarter of 2010 were $187.1 million, a 14.3% increase compared to $163.7 million for the third quarter of 2009 and sequentially a 3.8% increase compared to $180.3 million for the second quarter of 2010.  Sales volume increased approximately 6% compared to both the third quarter of 2009 and second quarter of 2010.  The sales volume increase over the third quarter of 2009 was due to some improvement in the overall economy, sales of new products, and channel and market development.  Both the ECP Division and the T&F Division had an increase in sales from the third quarter of 2009 and second quarter of 2010 to the third quarter of 2010, however, the ECP Division’s increase was larger than the T&F Division’s due to a mix shift to products with higher selling prices.  Selling prices for the third quarter of 2010 increased approximately 5%

compared to the third quarter of 2009 due to price increases and decreased approximately 2% to the second quarter of 2010 primarily due to a less favourable product and channel mix.

Sales for the first nine months of 2010 were $540.5 million compared to $454.7 million for the same period in 2009, an increase of 18.9%.  This sales increase includes an approximately 12% increase in sales volume and an increase in selling prices of approximately 4%.

Gross Profit and Gross Margin

Gross profit totaled $19.6 million in the third quarter of 2010, a decrease of 25.9% from the third quarter of 2009 and a decrease of 8.5% from the second quarter of 2010.  Gross margin was 10.5% in the third quarter of 2010, 16.1% in the third quarter of 2009, and 11.9% in the second quarter of 2010.  As compared to the third quarter of 2009, gross profit in the third quarter of 2010 was lower due to resin-based, paper, and adhesive raw material costs increasing more than selling prices, which was partially offset by increased sales volume.  Gross profit and gross margin for the first nine months of 2010 were $60.6 million and 11.2%, respectively compared to $62.7 million and 13.8% for the first nine months of 2009, respectively.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses (“SG&A”) totaled $17.1 million, $17.8 million, and $17.9 million, for the third quarter of 2010, third quarter of 2009, and second quarter of 2010, respectively.  The decrease from the third quarter of 2009 to the third quarter of 2010 was mainly the result of the reversal of a contingent liability, partially offset by an asset impairment.  Also in the third quarter of 2009, a charge was recorded to adjust a pension liability.  No similar adjustment was required in the third quarter of 2010.  As a percentage of sales, SG&A expenses were 9.1%, 10.8%, and 9.9% for the third quarter of 2010, third quarter of 2009, and second quarter of 2010, respectively.  Sequentially, the decrease in both SG&A expenses and percentage of sales in the third quarter of 2010 compared to the second quarter of 2010 was primarily due to reversal of a contingent liability.

Included in SG&A expenses are the costs the Company incurs as a consequence of being a public company.  These costs totaled $0.4 million, $0.3 million, and $0.5 million for the third quarter of 2010, third quarter of 2009, and second quarter of 2010, respectively.  For the first nine months of 2010 these costs totaled $1.2 million as compared to $1.4 million for the first nine months of 2009.

Stock-Based Compensation Expense

Stock-based compensation expense for the third quarter of 2010 was $0.3 million compared to $0.3 million in the third quarter of 2009 and $0.2 million in the second quarter of 2010.  For the first nine months of 2010, stock-based compensation expense was $0.8 million compared to $0.8 million for the first nine months of 2009.

Operating Profit

This discussion presents the Company’s operating profit for the third quarter of 2010, third quarter of 2009, and second quarter of 2010. “Operating profit” does not have a standardized meaning prescribed by GAAP in Canada or in the United States but is included herein as the Company’s management uses “operating profit” to measure and evaluate the profit contributions of the Company’s product offerings as well as the contribution by channel of distribution.

Because “operating profit” is a non-GAAP financial measure, other companies may present similar titled items determined with differing adjustments.  Presented below is a table reconciling this non-GAAP financial measure with gross profit being the most comparable GAAP measurement.  The reader is encouraged to review this reconciliation. Operating profit is defined by the Company as gross profit less SG&A and stock-based compensation expenses.

OPERATING PROFIT RECONCILIATION

(In millions of US dollars)

(Unaudited)

	Three months ended			Nine months ended
	September 30,	September 30,	June 30,	September 30,	September 30,
	2010	2009	2010	2010	2009
	$	$	$	$	$
Gross Profit	19.6	26.4	21.4	60.6	62.7
Less: SG&A expenses	17.1	17.8	17.9	53.8	49.8
Less: Stock-based compensation expense	0.3	0.3	0.2	0.8	0.8
Operating Profit	2.2	8.3	3.3	5.9	12.1

Operating profit was $2.2 million for the third quarter of 2010, compared to $8.3 million for the third quarter of 2009.  The decrease was primarily due to resin-based, adhesive and paper raw material costs increasing more than selling prices.  When compared to the operating profit in the second quarter of 2010 of $3.3 million, operating profit decreased by $1.1 million primarily due to higher adhesive and paper raw material costs.  Operating profit for the nine months ended September 30, 2010 totaled $5.9 million compared to $12.1 million for the nine months ended September 30, 2009.

Financial Expenses

Financial expenses for the third quarter of 2010 totaled $4.5 million, a $1.0 million or 28.3% increase from the third quarter of 2009.  A gain of $1.0 million recognized in the third quarter of 2009 resulted from the one-time sale of publicly traded securities.  Financial expenses for the first nine months of 2010 were $12.6 million compared to $12.6 million for the same period in 2009.  When compared to financial expenses in the second quarter of 2010 of $4.2 million, financial expenses for the third quarter of 2010 were higher by $0.3 million due to the reversal of capitalized interest.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings is set out in the EBITDA reconciliation table below.  EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP.  The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization; (iii) refinancing expense, net of amortization; (iv) foreign exchange gains (losses); (v) amortization of other intangibles and capitalized software costs; and (vi) depreciation.  Adjusted EBITDA is defined as EBITDA before manufacturing facility closures, restructuring, strategic alternatives and other charges, impairment of property, plant and equipment, impairment of goodwill charges and unprecedented gross margin compression.  The terms “EBITDA” and “Adjusted EBITDA” do not have any standardized meaning prescribed by GAAP in Canada or in the United States and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings as an indicator of IPG’s operating performance or any other measures of performance derived in accordance with GAAP.  The Company has included these non-GAAP financial measures because it believes that it allows investors to make a more meaningful comparison of IPG’s performance between periods presented.  In addition, EBITDA and Adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance.

ADJUSTED EBITDA RECONCILIATION TO NET LOSS

(In millions of US dollars)

(Unaudited)

	Three months ended			Nine months ended
	September 30,	September 30,	June 30,	September 30,	September 30,
	2010	2009	2010	2010	2009
	$	$	$	$	$
Net Earnings (Loss) – As Reported	(4.6)	2.0	(2.7)	(13.1)	(5.8)
Add back:
Financial expenses, net of amortization (including foreign exchange gain (loss))	4.2	3.2	3.8	11.6	11.8
Income taxes (Recovery)	0.8	1.4	(0.1)	1.5	1.3
Depreciation and amortization	9.5	9.5	9.3	28.2	27.9
EBITDA	9.9	16.1	10.4	28.3	35.2
Impairment of assets	0.7			0.7
Adjusted EBITDA	10.6	16.1	10.4	29.0	35.2

Adjusted EBITDA was $10.6 million for the third quarter of 2010, $16.1 million for the third quarter of 2009, and $10.4 million for the second quarter of 2010.  The lower adjusted EBITDA in the third quarter of 2010 as compared to the third quarter of 2009 is a result of higher raw material costs.  The third quarter 2010 adjusted EBITDA was higher sequentially from the second quarter 2010 primarily due to lower SG&A expenses and Research and Development (“R&D”) expenses in the third quarter of 2010.  As compared to the first nine months of 2009, adjusted EBITDA decreased by $6.2 million from $35.2 million to $29.0 million in the first nine months of 2010.  The decrease was primarily due to lower gross profits resulting from higher raw material costs and higher selling costs related to the increase in sales.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world.  Accordingly, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings.  The Company’s effective income tax rate is also impacted by tax planning strategies that the Company implements.  The Company estimates its annual effective income tax rate and utilizes that rate in its interim unaudited consolidated financial statements.  The effective tax rate for the nine months ended September, 2010 was approximately negative 13.4% compared to approximately negative 29.2% for the nine months ended September 30, 2009.

Net Loss

Net loss for the third quarter of 2010 was $4.6 million compared to net earnings of $2.0 million in the third quarter of 2009, and net loss of $2.7 million in the second quarter of 2010.  Net loss for the nine months ended September 30, 2010 totaled $13.1 million compared to a net loss of $5.8 million for the same period in 2009.

Results of Operations by Division

As a result of the Company’s structural, operational, management and reporting realignments during the third quarter of 2010, the Company is no longer required to present operating results at a divisional level.  However, in the interest of reporting consistency, the divisional results discussion is included hereinafter.

Results of Operations – T&F Division

Sales in the third quarter of 2010 were $152.9 million, an increase of 13.1% compared to $135.2 million for the third quarter of 2009 and an increase of 2.1% compared to $149.8 million in the second quarter of 2010.  Sales volume increased in the third quarter of 2010 by approximately 9% as compared to the third quarter of 2009 and increased approximately 7% sequentially over the second quarter of 2010.  Sales across most product lines contributed to both the year-over-year and sequential increases.

Selling prices increased approximately 3% in the third quarter of 2010 compared to the third quarter of 2009 and decreased approximately 2% in comparison to the second quarter of 2010.  Excluding the stretch film business and mix changes within product lines, prices increased approximately 1% sequentially.  Price increases announced late in the third quarter contributed very little to this increase.

Sales for the first nine months of 2010 totaled $448.1 million compared to $377.6 million for the first nine months of 2009.  Sales volume for the first nine months of 2010 increased approximately 14% compared to the first nine months of 2009.

Gross profit for the third quarter of 2010 totaled $17.4 million at a gross margin of 11.4% compared to $24.4 million at a gross margin of 18.0% for the third quarter of 2009.  The decrease in both gross profit and gross margin was due to higher resin-based, paper and adhesive raw material costs partially offset by higher volume and manufacturing cost reduction initiatives. Gross profit and gross margin for the first nine months of 2010 and 2009 were $54.5 million at 12.2% and $57.7 million at 15.3%, respectively.  On a sequential basis, gross profit decreased by $1.0M from $18.4 million reported for the second quarter of 2010.  A sequential decline in resin-based raw material costs was largely offset by increases in paper and adhesive raw material.

T&F DIVISION EBITDA RECONCILIATION TO NET EARNINGS
(in millions of US dollars)
(Unaudited)
	Three months ended			Nine months ended
	September 30,	September 30,	June 30,	September 30,	September 30,
	2010	2009	2010	2010	2009
	$	$	$	$	$
Sales from external customers	152.9	135.2	149.8	448.1	377.6
Costs of sales	135.5	110.8	131.5	393.6	319.9
Gross profit	17.4	24.4	18.4	54.5	57.7
Divisional earnings before income taxes	3.0	8.9	1.9	7.0	14.1
Depreciation, amortization, and foreign exchange gains/losses	7.8	7.4	7.3	22.4	22.3
EBITDA	10.8	16.3	9.2	29.3	36.4

EBITDA for the third quarter of 2010, third quarter of 2009, and second quarter of 2010 was $10.8 million, $16.3 million and $9.2 million, respectively.  The decrease in EBITDA in the third quarter of 2010 compared to the third quarter of 2009 was due to lower gross profit.  EBITDA for the first nine months of 2010 and 2009 was $29.3 million and $36.4 million, respectively.

Results of Operations - ECP Division

Sales in the third quarter of 2010 were $34.1 million, an increase of 19.8% compared to $28.5 million for the third quarter of 2009 and an increase of 12.2% over sales of $30.4 million in the second quarter of 2010.  Sales volume decreased in the third quarter of 2010 by approximately 4% compared to the third quarter of 2009 and increased approximately 5% sequentially over the second quarter of 2010.  A significant mix shift occurred in the third quarter of 2010 from paper products to woven products and resulted in sales increasing more than sales volume.

Selling prices increased approximately 13% in the third quarter of 2010 compared to the third quarter of 2009 and increased approximately 2% as compared to the second quarter of 2010.

Sales for the first nine months of 2010 totaled $92.4 million compared to $77.1 million for the first nine months of 2009.  Sales volume for the first nine months of 2010 increased approximately 5% compared to the first nine months of 2009.

Gross profits for the third quarter of 2010 totaled $2.1 million, representing a gross margin of 6.2%, compared to $2.0 million and a gross margin of 7.0% for the third quarter of 2009.  The increase in gross profit and decrease in gross margin was primarily due to changes in product mix and increased resin-based and paper raw materials.  Gross profit and gross margin for the first nine months of 2010 and 2009 were $6.1 million at 6.6% and $5.0 million at 6.5%, respectively.

ECP DIVISION ADJUSTED EBITDA RECONCILIATION TO NET EARNINGS (LOSS)
(in millions of US dollars)
(Unaudited)
	Three months ended			Nine months ended
	September 30,	September 30,	June 30,	September 30,	September 30,
	2010	2009	2010	2010	2009
	$	$	$	$	$
Sales from external customers	34.1	28.5	30.4	92.4	77.1
Costs of sales	32.0	26.5	27.5	86.3	72.1
Gross profit	2.1	2.0	3.0	6.1	5.0
Divisional earnings (loss) before income taxes	(1.8)	(0.9)	0.5	(4.3)	(3.4)
Depreciation, amortization, and foreign exchange gains/losses	2.3	1.7	1.5	5.9	4.8
EBITDA	0.5	0.8	1.9	1.7	1.4

EBITDA for the third quarter of 2010, third quarter of 2009, and second quarter of 2010 was positive $0.5 million, positive $0.8 million and positive $1.9 million, respectively.  The decrease in EBITDA in the third quarter of 2010 compared to the third quarter of 2009 was due to higher gross profit. EBITDA for the first nine months of 2010 and 2009 was $1.7 million and $1.4 million, respectively.

Results of Operations – Corporate

The Company does not allocate the cost of manufacturing facility closures, restructuring, strategic alternatives or other charges to its two divisions.  These expenses are retained at the corporate level as are stock-based compensation expense, financial expenses, and the cost of being a public company.  The unallocated corporate expenses for the third quarter of 2010, third quarter of 2009, and second quarter of 2010 totaled $0.7 million, $1.0 million, and $0.7 million, respectively. For the first nine months of 2010 and 2009, unallocated corporate costs totaled $2.0 million and $2.6 million, respectively.

Off-Balance Sheet Arrangements

The Company maintains no off-balance sheet arrangements except for the letters of credit issued and outstanding.

Related Party Transactions

There have been no material changes with respect to related party transactions since Management’s Discussion and Analysis for the year ended December 31, 2009.  Reference is made to the Section entitled “Related Party Transactions” in the Company’s Management Discussion and Analysis for the year ended December 31, 2009 and to Note 4 to the unaudited interim consolidated financial statements as at and for the three and nine months ended September 30, 2010.

Balance Sheet

One of the metrics the Company uses to measure inventory performance is Days Inventory.  One of the metrics the Company uses to measure trade receivables is Days Sales Outstanding (DSO’s).  DSO’s increased by 6 days from the fourth quarter of 2009 to the third quarter of 2010 and increased by 2 days sequentially in the third quarter of 2010 as compared to the second quarter of 2010.  The increase in DSO’s was related to increases in international and consumer sales, which normally have longer payment terms.  Days Inventory declined by 3 days in the third quarter of 2010 compared to the fourth quarter of 2009 and declined by 1 day compared to the second quarter of 2010.  The calculations are shown in the following tables:

	Three months ended					Three months ended
	September	December	September	June		September	December	September	June
	30,	31,	30,	30,		30,	31,	30,	30,
	2010	2009	2009	2010		2010	2009	2009	2010
	$	$	$	$		$	$	$	$
Cost of Goods Sold	167.5	140.6	137.3	158.9	Sales	187.1	160.8	163.7	180.3
Days in Quarter	92	92	92	91	Days in Quarter	92	92	92	91
Cost of Goods Sold Per Day	1.82	1.53	1.49	1.75	Sales Per Day	2.03	1.75	1.78	1.98
Average Inventories	90.4	80.8	81.3	88.9	Trade Receivables	98.1	74.2	82.0	91.4

Days Inventory	50	53	55	51	DSO’s	48	42	46	46

Days Inventory is calculated as follows:

          DSO’s is calculated as follows:

Cost of Goods Sold ÷Days in Quarter = Cost of Goods Sold Per Day

          Sales ÷ Days in Quarter = Sales Per Day

Beginning Inventory + Ending Inventory) ÷ 2 = Avg Inventory

          Ending Trade Receivables ÷ Sales Per Day = DSO’s

Average inventory ÷ Cost of Goods Sold Per Day = Days Inventory

Accounts payable and accrued liabilities increased in the third quarter of 2010 to $95.4 million from $68.2 million as of December 31, 2009.  The increases were due to higher inventory purchases to support the higher sales. Inventories increased in the third quarter of 2010 to $91.1 million from $79.0 million and trade receivables increased in the third quarter of 2010 to $98.1 million from $ 74.2 million as of December 31, 2009 as a result of higher sales.

Cash Flow

Cash flows from operations before changes in working capital items decreased in the third quarter of 2010 by $6.0 million to $7.4 million from $13.4 million in the third quarter of 2009.  The decrease was primarily due to a decrease in net earnings of $6.6 million to net loss of $4.6 million in the third quarter of 2010 from net earnings of $2.0 million in the third quarter of 2009.

Cash flows from operating activities increased in the third quarter of 2010 by $21.1 million to positive $10.7 million from negative $10.4 million in the third quarter of 2009.  In the third quarter of 2010, changes in working capital items resulted in a net source of funds of $3.4 million.  In the third quarter of 2009, changes in working capital items resulted in a net use of funds of $23.8 million.  The increase of $27.2 million from the third quarter of 2009 to the third quarter of 2010 is primarily due to an increase in accounts payable and accrued liabilities resulting from higher raw material costs.

Cash flows used in investing activities were $4.2 million in the third quarter of 2010 and $1.4 million in the third quarter of 2009.  The increased cash used for investing activities in the third quarter of 2010 as compared to the third quarter of 2009 is due primarily to other assets.  The other asset increases in the third quarter of 2010 are $1.2 million of long term placement restructuring fees and $1.0 million Nova Wrapper business deposit.

The Company decreased total indebtedness during the three months ended September 30, 2010 by $6.3 million.  The Company increased total indebtedness during the three months ended September 30, 2009 by $9.0 million.  The decrease in the third quarter of 2010 and the increase in the third quarter of 2009 were in the borrowings outstanding under the ABL.

Long-Term Debt

As discussed under the section “Liquidity”, the Company has a $200.0 million ABL entered into with a syndicate of financial institutions.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time.  The borrowing base is determined by calculating a percentage of eligible trade receivables, inventories, and manufacturing equipment.  As of September 30, 2010, the Company had borrowed $94.9 million under its ABL, including $2.1 million in letters of credit.  As of September 30, 2009, $106.0 million had been borrowed including $1.7 million in letters of credit.  When combined with cash on-hand and cash equivalents, the Company had total cash and credit availability of $59.3 million as of September 30, 2010 and $37.2 million as of September 30, 2009.  The increase in total cash and credit availability of $22.1 million between September 30, 2009 and September 30, 2010 was primarily due to a decrease in the ABL balance of $11.4 million and increased availability of $9.4 million.

Contractual Obligations

As of September 30, 2010, there were no material changes in the contractual obligations set forth in the Company’s 2009 audited consolidated financial statements that were outside the ordinary course of the Company’s business.

Capital Stock

As of September 30, 2010 there were 58,951,050 common shares of the Company outstanding.

During the third quarter of 2010, no stock options were granted and no stock options were exercised.

Financial Risk Management

There have been no material changes with respect to the Company’s financial risks and management thereof during the three months ended September 30, 2010.  Please refer to Note 21 of the Company’s consolidated financial statements as of December 31, 2009, and the year then ended for a complete discussion of the Company’s risk factors, risk management, objectives, and policies.

Critical Accounting Estimates

The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the recorded amount of revenues and expenses during the reporting period then ended. On an on-going basis, management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories, pension and post-retirement benefits, stock-based compensation, income taxes, impairment of long-lived assets and asset retirement obligation, and contingencies based on currently available information.  Actual results may differ from those estimates.

The discussion of the methodology and assumptions underlying these critical accounting estimates and their effect on the Company’s consolidated results of operations and financial position can be found in the Company’s 2009 audited consolidated financial statements and have not materially changed since that date, with the exception of the accounting for the ITI litigation previously discussed in this MD&A.

Accounting Changes

- Future Accounting Standards

-

Business combinations

Section 1582, “Business Combinations” replaces Section 1581, of the same title. This Section establishes new standards for the accounting for a business combination. This Section constitutes the GAAP equivalent to the corresponding standard under International Financial Reporting Standards (“IFRS”). This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  The Company will adopt this new Section as of such date upon its conversion to IFRS.  The Company is currently evaluating the impact of its adoption on future business combinations.

-

Consolidated financial statements

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination.  These Sections constitute the GAAP equivalent to the corresponding standard under IFRS. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company will adopt these new Sections as of such date upon its conversion to IFRS.  The Company is currently evaluating the impact of the adoption of these new Sections on future business combinations.

International Financial Reporting Standards

In 2008, the Canadian Accounting Standards Board (“AcSB”) announced that, as of January 1, 2011, publicly-accountable enterprises will be required to adopt IFRS.  Accordingly, the Company will adopt these new standards during its fiscal year beginning on January 1, 2011.  The AcSB also stated that enterprises will be required to provide comparative IFRS information for the previous fiscal year.

The Company’s IFRS transition process consists of four principle phases as follows:

1- Preliminary Assessment and Planning

2- Detailed Evaluation

3- Defining the Solution

4- Implementation

The Company has completed phase one and phase two.  Work continues on phase three and accordingly, the Company expects to meet all milestones required for the completion of the conversion to IFRS.  The Company’s first consolidated financial statements in accordance with IFRS will be its interim unaudited consolidated financial statements as of March 31, 2011 and the three month period then ended, which will include the comparative period of 2010.

IFRS ADOPTION

The following are provided in connection with our planned adoption of IFRS in 2011.

Set forth below are the IFRS 1 optional exemptions and mandatory exceptions available to the Company upon adoption of IFRS.

IFRS Optional Exemptions

Business Combinations

IFRS 3, Business Combinations, may be applied retrospectively or prospectively.  The retrospective basis would require restatement of all business combinations that occurred prior to the Transition Date.  We will elect not to apply IFRS 3 retrospectively to business combinations that occurred prior to the Transition Date.  Consequently, such business combinations will not be restated.

2

Employee Benefits

IAS 19, Employee Benefits, allows certain actuarial gains and losses to be either deferred and amortized, subject to certain provisions (corridor approach), or immediately recognized through equity or through other comprehensive income. Retrospective application of the corridor approach for recognition of actuarial gains and losses in accordance with IAS 19 would require us to determine actuarial gains and losses from the date benefit plans were established.  We will elect to recognize all cumulative actuarial gains and losses that existed at the Transition Date in opening deficit, for all of our employee benefit plans.

3

Cumulative Translation Differences

Retrospective application of IFRS would require us to determine cumulative currency translation differences in accordance with IAS 21; The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary was formed or acquired.  IFRS 1 permits cumulative translation gains and losses to be reset to zero at the Transition Date.  We will elect to reset all cumulative translation gains and losses to zero in opening deficit at the Transition Date.

4

Share-Based Payments

IFRS 2, Share Based Payments, encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the Transition Date.  We will elect to avail ourselves of the exemption provided under IFRS 1 and will consequently apply IFRS 2 for all equity instruments granted after November 7, 2002 that had not vested by January 1, 2010.  Further, we will apply IFRS 2 for all liabilities arising from share-based payment transactions that existed at January 1, 2010.

5

Changes in Existing Decommissioning, Restoration and Similar Liabilities Included in the Cost of Property, Plant and Equipment

For changes in existing decommissioning, restoration and similar liabilities that occurred before the date of transition, IFRS 1 allows first time adopters to not comply with the requirements of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities.   We will elect not to retrospectively recognize changes to liabilities under IFRIC 1 which may have occurred before the Transition Date.  Consequently, we will recalculate the net book value of the related asset using a simplified method.

6

Assets and Liabilities of Subsidiaries

IFRS 1 mandates that when a subsidiary adopts IFRS before the parent, the parent is required to record the assets and liabilities of the subsidiary at the same carrying amount as in the financial statements of the subsidiary.  Since one of our subsidiaries will adopt IFRS prior to the parent, we will elect this exemption and measure the assets and liabilities of the subsidiary at the same carrying amounts as in the financial statements of the subsidiary, after adjusting for consolidation adjustments and for the effects of the business combination in which the parent company acquired the subsidiary.

7

Borrowing Costs

IAS 23, Borrowing Costs, requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset.  Since our previous practice of capitalizing interest was not always consistent with the requirements of IAS 23, we will elect to prospectively apply the provisions of IAS 23 for qualifying assets whose commencement date for capitalization is subsequent to the date of transition.  The interest previously capitalized will be reversed to opening deficit as at Transition Date.

IFRS Mandatory Exceptions

1.

Hedge Accounting

Hedge accounting can only be applied to transactions that satisfy the hedge accounting criteria in IAS 39 as of the Transition Date.  Hedging relationships cannot be designated retrospectively.  As a result, only hedging relationships that satisfied the hedge accounting criteria as of the Transition Date will be reflected in our IFRS results.

2.

Estimates

Hindsight is not used to create or revise estimates.  The estimates we previously made under Canadian GAAP cannot be revised for application of IFRS except where necessary to reflect any difference in accounting policies.

Significant Changes in Accounting Policies upon Conversion to IFRS

In addition to the IFRS 1 elections, we expect to make certain changes in our accounting policies to be compliant with IFRS.

Impact of Adoption of IFRS on our Company

The conversion to IFRS will impact the way we present our financial results. Currently, we are engaging in the process of communicating the changes required by IFRS to the relevant personnel within the Company.  We are in the process of evaluating the impact of the conversion on our accounting systems and developing detailed plans on how the requisite systems will be updated for the periods affected.  We expect that the systems changes will be made prior to our conversion to IFRS in the fourth quarter of 2010.  We believe our internal and disclosure control processes, as currently designed, will not need significant modifications as a result of our conversion to IFRS.  We are also in the process of assessing the impacts of adopting IFRS on our debt covenants and other contractual arrangements, and so far, we have not identified any material compliance issues.  In addition, we are considering the impacts that the transition will have on our internal planning process, compensation arrangements and internal controls.

We have identified several differences between IFRS requirements and our existing Canadian GAAP accounting policies.  Some of the more significant ones at present, as they relate to the Company, are listed in the table below:

Standards	Comparison between Canadian GAAP (“CGAAP”) and IFRS	Preliminary Findings
Borrowing Costs (IAS 23)

CGAAP: Borrowing costs may be capitalized on major projects.

IFRS: Capitalization of borrowing costs is required on qualifying assets, which are assets that require an extended period of preparation before they are usable or saleable.

The company has historically chosen to capitalize borrowing costs on an entire asset group. Upon adoption of IFRS, the Company plans to identify specific assets to be capitalized, rather than grouping them together. Upon transition, it is expected that the Company will utilize the exemption available under IFRS 1 and recognize the $5.8 million in previously capitalized borrowing costs in retained earnings.

Property, Plant and Equipment (IAS 16)

CGAAP: Component accounting has not typically been implemented.

IFRS: Requires that each part of property, plant and equipment that has a cost which is significant in relation to the asset, and whose useful life is different than the asset, must be depreciated separately from the asset.

Upon adoption of IFRS, the Company plans to identify the significant parts of an asset with different useful lives and depreciate them separately.  The net impact is currently being determined by the Company.

Employee benefits (IAS 19)

CGAAP: The Company currently uses the corridor method which permits the recognition of amortized actuarial gains or losses on a consistent basis over time.

IFRS: Permits the use of the same corridor method as used in CGAAP for the recognition of actuarial gains or losses.

Upon adoption of IFRS, it is expected that the Company will use the optional exemption available under IFRS 1, which allows recognizing in retained earnings the unamortized balance of actuarial losses of approximately $19.6 million.  The Company is currently in the process of determining which method permitted under IAS 19 it will use to account for its employee benefits.

Impairment of Assets (IAS 36)

CGAAP: Impairment testing for long-lived assets is required whenever events or changes in circumstances indicate that its carrying amount may not be recoverable using undiscounted cash flows from an asset or group of assets.

IFRS: Impairment testing is required at each reporting date whether there is any indication of impairment using discounted cash flows at the individual asset level, or if this can not be done, allocated to a Cash Generating Unit (“CGU”) and tested at the CGU level.  In addition, IFRS, unlike CGAAP, requires the reversal of an impairment loss in certain circumstances.

The Company is in the process of identifying our cash generating units under IFRS, and is in the process of evaluating impairment as well as any potential impairment reversal upon transition to IFRS.

The Effect of Changes in Foreign Exchange Rates (IAS 21)

CGAAP: Cumulative translation differences are recorded in other comprehensive income.

IFRS: Similar to CGAAP, IFRS requires that certain exchange gains and losses are to be recognized in other comprehensive income.

At the date of transition to IFRS, the Company expects to transfer to retained earnings the balance of approximately $51 million included in other comprehensive income as permitted by the optional exemption available under IFRS 1.

Summary of Quarterly Results

A table of Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the beginning of this MD&A.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting.  With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and its compliance with GAAP in its consolidated financial statements.  The Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the Company's internal control over financial reporting during the Company's most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of September 30, 2010 is effective.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to IPG, including its Annual Information Form, is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the US.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute forward-looking information within the meaning of applicable Canadian securities legislation and the United States Federal Private Securities Litigation Reform Act of 1995.

Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward looking statements.  While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied in such forward-looking statements.  The risks include, but are not limited to, the factors contained in the

Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission.  While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.  This MD&A contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA, and operating profit.  The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, provide a meaningful presentation of the Company’s results from its core business operations, by excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations.  As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

Intertape Polymer Group Inc.

Interim Consolidated Financial Statements
September 30, 2010

Financial Statements

Consolidated Earnings

2

Consolidated Deficit

3

Consolidated Comprehensive Income (Loss)

4

Consolidated Cash Flows

5

Consolidated Balance Sheets

6

Notes to Consolidated Financial Statements

7 to 17

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended September 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	Three months		Nine months
	2010	2009	2010	2009
	$	$	$	$
Sales	187,057	163,688	540,455	454,668
Cost of sales	167,492	137,295	479,891	391,926
Gross profit	19,565	26,393	60,564	62,742

Selling, general and administrative expenses	17,073	17,756	53,835	49,773
Stock-based compensation expense	302	255	786	767
Research and development expenses	1,485	1,449	4,906	4,117
Financial expenses
Interest	4,062	4,050	11,588	12,105
Other	461	(525)	975	505
	23,383	22,985	72,090	67,267
Earnings (loss) before income taxes	(3,818)	3,408	(11,526)	(4,525)
Income taxes
Current	447	155	533	549
Future	342	1,253	1,009	773
	789	1,408	1,542	1,322
Net earnings (loss)	(4,607)	2,000	(13,068)	(5,847)

Earnings (loss) per share
Basic	(0.08)	0.03	(0.22)	(0.10)
Diluted	(0.08)	0.03	(0.22)	(0.10)

The accompanying notes are an integral part of the interim unaudited consolidated financial statements and Note 4 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Deficit

Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months		Nine months
	2010	2009	2010	2009
	$	$	$	$
Balance, beginning of period	(183,370)	(168,367)	(174,909)	(160,533)
Net earnings (loss)	(4,607)	2,000	(13,068)	(5,847)
Repurchase of common shares				13
Balance, end of period	(187,977)	(166,367)	(187.977)	(166,367)

The accompanying notes are an integral part of the interim unaudited consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months		Nine months
	2010	2009	2010	2009
	$	$	$	$
Net earnings (loss)	(4,607)	2,000	(13,068)	(5,847)

Other comprehensive income
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of future income taxes of nil)	(142)	103	(588)	(137)
Settlements of interest rate swap agreements, recorded in the consolidated earnings (net of income taxes of nil)	312		936
Changes in fair value of investment in publicly traded securities designated as available-for-sale		(21)		1,044
Gain on sale of investment in publicly traded securities, recorded in the consolidated earnings		(1,044)		(1,044)
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of future income taxes of nil)	807	1,732	782	3,154
Settlement of forward foreign exchange rate contracts, recorded in the consolidated earnings (net of income taxes of nil)	(163)	(423)	(562)	(353)
Gain on forward foreign exchange rate contracts recorded in the consolidated earnings pursuant to recognition of the hedged item in cost of sales	(179)		(333)	(453)
Reduction in net investment in a foreign subsidiary				(125)
Changes in accumulated currency translation adjustments	4,508	8,073	1,346	13,236
Other comprehensive income	5,143	8,420	1,581	15,322
Comprehensive income (loss) for the period	536	10,420	(11,487)	9,475

The accompanying notes are an integral part of the interim unaudited consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months		Nine months
	2010	2009	2010	2009
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	(4,607)	2,000	(13,068)	(5,847)
Non-cash items
Depreciation, amortization and accretion expense	9,490	9,480	28,209	27,974
Loss on disposal of property, plant and equipment	129	155	258	478
Write-down of inventories	606	782	1,508	1,046
Reversal of a portion of write-down of inventories		(390)	(10)	(2,082)
Future income taxes	342	1,253	1,009	773
Stock-based compensation expense	302	255	786	767
Pension and post-retirement benefits funding in excess of amounts expensed	(134)	435	(495)	1,228
Impairment of property, plant and equipment	88		88
Write-down on classification as asset held-for-sale	633		633
Gain on forward foreign exchange rate contracts	(18)	453	(181)
Change in fair value of forward foreign exchange rate contracts subsequent to the discontinuance of the related hedging relationships	(6)	(110)	2
Change in fair value of forward foreign exchange rate contracts for which hedge accounting was not applied	173		233
Unrealized foreign exchange loss (gain)	385	3	(202)	57
Gain on sale of publicly traded securities		(1,044)		(1,044)
Foreign exchange gain resulting from reduction in net investment in a foreign subsidiary				(125)
Other	(30)	166	38	288
Cash flows from operations before changes in working capital items	7,353	13,438	18,808	23,513
Changes in working capital items
Trade receivables	(5,992)	164	(23,987)	(4,922)
Other receivables	(57)	(688)	(1,162)	451
Inventories	(1,148)	(1,445)	(13,423)	12,243
Parts and supplies	(90)	(9)	(84)	(420)
Prepaid expenses	(611)	172	(291)	(700)
Accounts payable and accrued liabilities	11,286	(21,996)	26,814	(19,770)
	3,388	(23,802)	(12,133)	(13,118)
Cash flows from operating activities	10,741	(10,364)	6,675	10,395

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts subsequent to the discontinuance of the related hedging relationships			647
Property, plant and equipment	(1,329)	(2,435)	(6,855)	(9,695)
Proceeds on disposal of property, plant and equipment and other assets	21	10	216	10
Proceeds on disposal of investment in publicly traded securities		1,044		1,044
Other assets	(2,637)	(53)	(2,680)	(107)
Intangible assets	(224)		(224)	(933)
Cash flows from investing activities	(4,169)	(1,434)	(8,896)	(9,681)

FINANCING ACTIVITIES
Long-term debt	12,942	9,143	35,089	13,752
Repayment of long-term debt	(19,262)	(182)	(28,450)	(23,928)
Repurchase of common shares				(18)
Cash flows from financing activities	(6,320)	8,961	6,639	(10,194)
Net increase (decrease) in cash	252	(2,837)	4,418	(9,480)
Effect of foreign currency translation adjustments	533	319	(210)	479
Cash, beginning of period	7,094	8,907	3,671	15,390
Cash, end of period	7,879	6,389	7,879	6,389

The accompanying notes are an integral part of the interim unaudited consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at
(In thousands of US dollars)

	September 30, 2010 (Unaudited)	December 31, 2009 (Audited)
	$	$
ASSETS
Current assets
Cash	7,879	3,671
Trade receivables	98,142	74,161
Other receivables	4,205	3,052
Inventories	91,087	79,001
Parts and supplies	15,337	15,203
Prepaid expenses	4,194	3,693
Derivative financial instruments (Note 13)	624	1,438
Asset held-for-sale	1,222	149
Future income taxes (Note 5)	11,860	11,860
	234,550	192,228
Property, plant and equipment	254,590	274,470
Other assets	23,584	21,869
Intangible assets (Note 7)	4,064	3,550
Future income taxes (Note 5)	43,233	43,736
	560,021	535,853

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	95,447	68,228
Installments on long-term debt (Note 8)	1,850	1,721
	97,297	69,949
Long-term debt (Note 8)	221,843	215,281
Pension and post-retirement benefits	10,586	10,200
Derivative financial instruments (Note 13)	1,200	1,548
Other liabilities (Note 9)	1,993	1,072
	332,919	298,050
SHAREHOLDERS’ EQUITY
Capital stock (Note 10)	348,143	348,143
Contributed surplus (Note 10)	14,947	14,161

Deficit	(187,977)	(174,909)
Accumulated other comprehensive income (Note 11)	51,989	50,408
	(135,988)	(124,501)
	227,102	237,803
	560,021	535,853

The accompanying notes are an integral part of the interim unaudited consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

September 30, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

1 - BASIS OF PRESENTATION

In the opinion of management, the accompanying interim unaudited consolidated financial statements, expressed in US dollars and prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), contain all adjustments necessary to present fairly Intertape Polymer Group Inc.’s (the “Company”) consolidated financial position as at September 30, 2010 as well as its consolidated results of operations and cash flows for the three and nine months ended September 30, 2010 and 2009.

These interim unaudited consolidated financial statements and notes thereto should be read in conjunction with the Company’s 2009 annual audited consolidated financial statements.

These interim unaudited consolidated financial statements and notes thereto follow the same accounting policies as those described in the most recent annual audited consolidated financial statements.

2 – ACCOUNTING CHANGES

Future accounting standards

–

Business combinations

Section 1582, “Business Combinations” replaces Section 1581, of the same title. This Section establishes new standards for the accounting for a business combination. This Section constitutes the GAAP equivalent to the corresponding standard under International Financial Reporting Standards (“IFRS”). This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section as of such date upon its conversion to IFRS. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements and on future business combinations.

–

Consolidated financial statements

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections constitute the GAAP equivalent to the corresponding standard under IFRS. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections as of such date upon its conversion to IFRS. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

September 30, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

3 - PENSION AND POST-RETIREMENT BENEFITS

	Three months		Nine months
	2010	2009	2010	2009
	$	$	$	$
Net periodic benefit cost for defined pension plans	864	1,324	2,394	3,011

4 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	Three months		Nine months
	2010	2009	2010	2009
	$	$	$	$
Interest
Interest on long-term debt	3,648	3,920	10,846	11,779
Amortization of debt issue expenses on long-term debt	280	276	830	817
Accretion expense	48	41	140	41
Other interest		6	58	47
Interest capitalized to property, plant and equipment	86	(193)	(286)	(579)
	4,062	4,050	11,588	12,105

Other
Foreign exchange gain resulting from the reduction in net investment in a foreign subsidiary (1)				(125)
Foreign exchange loss (gain)	(40)	26	(171)	9
Interest income and other financial expenses	299	365	876	1,427
Gain on sale of investment in publicly traded securities(2)		(916)		(916)
Change in fair value of forward foreign exchange rate contracts for which hedge accounting was not applied (Note 13)	200		260
Change in fair value of forward foreign exchange rate contracts subsequent to the discontinuance of the related hedging relationships (Note 13)	2		10	110
	461	(525)	975	505

Depreciation of property, plant and equipment	8,916	8,964	26,586	26,542
Amortization of other assets	14	16	43	45
Amortization of intangible assets	232	183	610	529
Impairment of property, plant and equipment(3)	88		88
Write-down on classification as asset held-for-sale(4)	633		633
Loss on disposal of property, plant and equipment	129	155	258	478
Write-down of inventories to net realizable value	606	782	1,508	1,046
Reversal of a portion of a write-down of inventories to net realizable value, recognized as a reduction of cost of sales (5)		390	10	2,082
Advisory and support services fees (6)	245	447	723	1,264

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

September 30, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

4 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS (Continued)

(1)

During the nine months ended September 30, 2009, the Company reclassified from consolidated accumulated other comprehensive income, a foreign exchange gain amounting to $0.1 million as a result of a partial repayment of notes previously contracted with one of the Company’s self-sustaining foreign operations (the “Subsidiary”). This repayment ultimately reduced the Company’s net investment in this Subsidiary.

(2)

In the course of the three months ended September 30, 2009, the Company sold its investment in publicly traded securities, previously classified as available for sale, and accordingly, reclassified from accumulated other comprehensive income to its consolidated earnings for the three and nine months ended September 30, 2009, a gain amounting to approximately $1.0 million ($0.1 million was presented under the caption cost of sales).

(3)

In September 2010, the Company recorded an impairment charge amounting to $0.1 million in connection with a specific item of property, plant and equipment. This asset was previously intended to support expansion into the lumber wrap film market.  The expansion into this market has not transpired, leaving this asset idle indefinitely.

(4)

In the third quarter of 2010, the Company recorded a write-down of approximately $0.6 million in connection with an asset classified as held-for-sale as a result of such an asset being actively marketed.

(5)

Represents the reversal of a portion of a previously recorded write-down of inventories to net realizable value, including certain raw materials to be purchased by virtue of firm purchase commitments. The Company’s management determined that circumstances, prevailing at the time of the write-down, ceased to exist, whereby, subsequent sale of these inventories have demonstrated a sufficient level of profitability to warrant the reversal of a portion of the initial write-down to net realizable value. The increased profitability was primarily due to an improved relationship between selling prices and raw material costs.

(6)

In the first quarter of 2010, the Company entered into agreements with companies controlled by two of the current members of its Board of Directors. These agreements replace the previously existing advisory services agreements that expired on December 31, 2009. These agreements require the provision of support services that include the duties of the Executive Director and the Chairman of the Board of Directors. The Executive Director’s support services agreement expired on September 30, 2010 and provided for monthly compensation beginning January 2010 in the amount of $50,000. The Chairman of the Board of Directors support services agreement is effective through the earlier of June 30, 2011 or the termination of the latter’s duties as the Chairman of the Board of Directors and provides for monthly compensation beginning January 2010 in the amount of CAD$25,000.

5 - INCOME TAXES

During the nine months ended September 30, 2010, the Company recorded $3.1 million ($1.0 million for the nine months ended September 30, 2009) of net future income tax assets along with a corresponding increase to its valuation allowance amounting to $4.3 million. The increase in valuation allowance was, in part, due to management’s revision of its assessment of the mixture of future taxable income both from a tax jurisdiction standpoint and from the standpoint of the periods during which taxable income is expected to be generated. In assessing the recovery of the Company’s future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized.

As at September 30, 2009, and in connection with the uncertainties inherent in the worldwide credit crisis and adverse economic conditions, which commenced in the latter part of 2008 and continued to prevail in 2009, the Company recorded a $2.0 million increase to its future income tax assets’ valuation allowance.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

September 30, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

5 - INCOME TAXES (Continued)

The Company expects the future income tax assets, net of the valuation allowance, as at September 30, 2010, to be realized as a result of the reversal of existing taxable temporary differences, projections of taxable income and the implementation of tax planning strategies. These future income tax assets are available to the Company in order to reduce taxable income in future periods.

6 – MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, STRATEGIC ALTERNATIVES AND OTHER CHARGES

Effective November 10, 2009, the Company decided to terminate the operations of its manufacturing facility located in Hawkesbury, Ontario, Canada as described in Note 4 to the annual audited consolidated financial statements as at and for the year ended December 31, 2009. During the nine months ended September 30, 2010, the Company did not incur additional costs in connection with this closure. The Company does not expect to incur significant additional costs in connection with this closure since it substantially completed all related activities.

During the three and nine months ended September 30, 2010 and 2009, the Company did not incur any additional costs in connection with its manufacturing facility closures, restructuring, strategic alternatives and other charges given that the Company had substantially completed all announced activities.

During the three and nine months ended September 30, 2010 and 2009 the Company settled previously recorded obligations relating to these activities in the amount of $0.1 million, $0.6 million, nil and nil, respectively.

As at September 30, 2010 and December 31, 2009, the Company’s outstanding obligation in connection with its manufacturing facility closures, restructuring, strategic alternatives and other charges, included in accounts payable and accrued liabilities, on the Company’s consolidated balance sheets, amounted to approximately $0.6 million and $1.2 million, respectively.

7 - INTANGIBLE ASSETS

Effective June 24, 2010, the Company entered into a license agreement (the “Agreement”) under which the Company will be entitled to purchase certain finished goods for distribution to its customers. The terms and conditions of this Agreement call for an initial payment in the amount of $325,000 followed by ten quarterly installments of $62,500, commencing on October 1, 2010.  Accordingly, the Company recorded an intangible asset in the amount of $0.8 million and corresponding liabilities in the amount of $0.4 million and $0.4 million on its consolidated balance sheet under the captions accounts payable and accrual liabilities and other liabilities, respectively. This asset will be amortized using the straight-line method over its useful life of 5 years.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

September 30, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

8 - LONG-TERM DEBT

Long-term debt consists of the following:

	September 30, 2010	December 31, 2009
	$	$
Senior Subordinated Notes (1)	116,022	115,600
Asset-based loan (“ABL”)	92,806	85,389
Obligations under capital leases	6,214	6,496
Term debt	6,960	7,796
Mortgage loan	1,691	1,721
	223,693	217,002
Less: Installments on long-term debt	1,850	1,721
	221,843	215,281

(1)

The Senior Subordinated Notes are presented net of the related debt issue expenses, amortized using the effective interest rate method, amounting to $2.7 million ($3.1 million in 2009).

9 – OTHER LIABILITIES

The Company’s other liabilities includes an asset retirement obligation as described in Note 14 to the annual audited consolidated financial statements as at and for the year ended December 31, 2009.

The reconciliation of the Company’s asset retirement obligation liability is as follows as at September 30:

	Three months		Nine months
	2010	2009	2010	2009
	$	$	$	$
Balance, beginning of period	1,162	691	1,072	691
Accretion expense	48	41	140	41
Foreign exchange	27	47	25	47
Balance, end of period	1,237	779	1,237	779

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

September 30, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

10 - CAPITAL STOCK

Common Shares

The Company’s common shares outstanding as at September 30, 2010 and December 31, 2009 were 58,951,050.

Weighted average number of common shares outstanding for the periods ended September 30, are as follows:

	Three months		Nine months
	2010	2009	2010	2009
Basic	58,951,050	58,951,050	58,951,050	58,951,050
Diluted	58,951,050	58,981,300	58,951,050	58,951,050

The Company announced a normal course issuer bid effective May 20, 2010. In connection with this normal course issuer bid, the Company is entitled to repurchase for cancellation up to 2,947,552 of its 58,951,050 common shares issued and outstanding, representing 5% of the Company’s common shares issued and outstanding as at that date. The normal course issuer will bid expire in May 2011.

In 2009, the Company accounted for the repurchase of 5,300 common shares for cancellation under a normal course issuer bid, which resulted in a decrease of approximately $31,000 and $13,000 of the Company’s consolidated capital stock and deficit, respectively.

The Company did not declare or pay dividends during the three and nine months ended September 30, 2010 and 2009.

Stock Options

During the nine months ended September 30, 2010, 475,000 stock options were granted (50,000 in 2009) at a weighted average exercise price and fair value of $2.19 and $0.44, respectively.

The fair value of options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Expected life

6.0 years
Expected volatility

59%
Risk-free interest rate

2.87%
Expected dividends

$0.00

The market value of the Company’s common shares at the date of the grant was $2.19.

No stock options were exercised during the three and nine months ended September 30, 2010 and 2009.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

September 30, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

10 - CAPITAL STOCK (Continued)

Contributed Surplus

During the three and nine months ended September 30, 2010, the contributed surplus account increased by approximately $0.3 million and $0.8 million, respectively ($0.3 million and $0.8 million for the three and nine months ended September 30, 2009, respectively), representing the stock-based compensation expense recorded for these periods.

11 - ACCUMULATED OTHER COMPREHENSIVE INCOME

	Three months		Nine months
	2010	2009	2010	2009
	$	$	$	$
Balance, beginning of period	46,846	39,454	50,408	32,552
Other comprehensive income	5,143	8,420	1,581	15,322
Balance, end of period	51,989	47,874	51,989	47,874

The components of accumulated other comprehensive income are as follows as at:

	September 30, 2010	December 31, 2009
	$	$
Accumulated currency translation adjustments	52,511	51,165
Cumulative changes in fair value of interest rate swap agreements (net of future income taxes of nil)	(1,200)	(1,548)
Cumulative changes in fair value of forward foreign exchange rate contracts (net of future income taxes of nil)	678	791
	51,989	50,408

12 - SEGMENTED DISCLOSURES

During the third quarter of 2010, the Company realigned its organizational, operational and related internal reporting structures combining its Tapes and Films and Engineered Coated Products operations, previously considered as two separate operating segments, into one segment.  The operating results of this segment are regularly reviewed by the Company’s chief operating decision maker, the Chief Executive Officer.

The change to a single operating segment resulted from various factors, including changes in the Company’s management structure, the implementation of a strategic initiative plan and the objective to be able to make more informed decisions with respect to the Company as a whole.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

September 30, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 - SEGMENTED DISCLOSURES (Continued)

The Company operates in various geographic locations and develops, manufactures and sells a variety of specialized polyolefin films, paper and film pressure sensitive tapes and complimentary packaging systems to a diverse customer base. Most of the Company’s products are made from similar processes. A vast majority of the Company's products, while brought to market through various distribution channels, generally have similar economic characteristics. As a result of the Company’s structural, operational, management and reporting realignments, decisions about resources to be allocated are determined for the Company as a whole. The chief operating decision maker assesses the Company’s performance as a single operating segment.

The Company has restated its reportable segments information for earlier periods and accordingly, no segment information is presented for the three and nine months ended September 30, 2009. The Company adequately presented all required segment disclosures in its annual audited consolidated financial statements as at and for the year ended December 31, 2009. Such information did not materially change during the three and nine months ended September 30, 2010 and accordingly, it is not presented in these interim unaudited consolidated financial statements.

13 - FINANCIAL INSTRUMENTS

Fair value and classification of financial instruments

As at September 30, 2010, the Company’s senior subordinated notes fair value was $101.2 million ($98.5 million as at December 31, 2009).

The Company’s interest rate swap agreements and forward foreign exchange rate contracts carrying amounts and fair values were as follows as at:

	Asset (liability)
	September 30, 2010	December 31, 2009
	$	$
Interest rate swap agreement	(1,200)	(1,548)

Forward foreign exchange rate contracts - CAD	857	1,438
Forward foreign exchange rate contracts - EURO	(233)
	624	1,438

The methods and assumptions used to determine the estimated fair value of each class of financial instruments, and their related classification, are included in Note 21 to the annual audited consolidated financial statements as at and for the year ended December 31, 2009.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

September 30, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FINANCIAL INSTRUMENTS (Continued)

Exchange Risk

During the nine months ended September 30, 2010, one of the Company’s US self-sustaining foreign operations (the “Subsidiary”) purchased an aggregate of CAD$62.8 million (USD$60.6 million) (CAD$41.3 million (USD$35.6 million) in 2009) of inventories. Included in this amount is approximately CAD$21.2 million (USD$20.4 million) (CAD$30.0 million (USD$25.8 million) in 2009) of inventory purchases previously designated as part of a hedging relationship using forward foreign exchange rate contracts (the “Contracts”). These Contracts, used to reduce the exposure related to the Subsidiary’s “anticipated” inventory purchases during June, July and August of 2010. All inventories purchased and subject to the hedging relationship pursuant to these Contracts were sold as at September 30, 2010.

The cumulative change in these settled Contracts’ fair value was recognized in the consolidated earnings under the caption “cost of sales” in the amount of $0.9 million for the nine months ended September 30, 2010 ($0.8 million in 2009). The cumulative change in the Contracts’ fair value was recognized in consolidated earnings as a result of the following:

(a)

The Contracts have been settled; and

(b)

The hedging item (the Contracts) is recognized in consolidated earnings at the same period the hedged item (the inventories) is recognized in consolidated earnings.

The Contracts’ terms and conditions and the Company’s foreign exchange risk policy and related management strategies are presented in Note 21 to the annual audited consolidated financial statements as at and for the year ended December 31, 2009.

During the second quarter of 2010, and in accordance with the Company’s foreign exchange rate risk policy, the Company executed a series of 13 monthly forward foreign exchange rate contracts to purchase an aggregate CAD$20.0 million beginning in July 2010, at fixed exchange rates ranging from CAD$1.0610 to CAD$1.0636 to the US dollar. The forward foreign exchange rate contracts will mitigate foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars. The Company designated these forward foreign exchange rate contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the inventory purchases. In addition, the Company executed a series of 12 monthly forward foreign exchange rate contracts to purchase an aggregate USD$2.0 million beginning in August 2010, at fixed exchange rates ranging from USD$1.1870 to USD$1.1923 to the Euro. These forward foreign exchange rate contracts comply with management’s foreign exchange risk policy whereby these forward foreign exchange rate contracts will mitigate the foreign exchange rate risk associated with the Company’s translation of foreign generated Euro denominated net earnings. However, these forward foreign exchange rate contracts do not comply with the requirements for hedge accounting and accordingly, have not been designated as such by the Company’s management. Consequently, changes in the fair value of these contracts are included in the determination of consolidated net earnings for the period under the caption financial expenses – other.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

September 30, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FINANCIAL INSTRUMENTS (Continued)

During the three months ended June 30, 2010, the Company’s management decided to discontinue hedge accounting for specific hedging relationships by terminating the designation of these relationships. The discontinued hedging relationships consisted of two forward foreign exchange rate contracts (three forward  foreign exchange rate contracts in 2009) (collectively the “Terminated Contracts”), which were settled on July 2, 2010 (July 2, 2009), and which represent the Company’s hedging of inventory purchases during the month of June 2010 (June 2009). As at June 30, 2010, all inventory purchases covered under these Terminated Contracts were sold and consequently were included in the determination of net earnings for the periods presented.

During the three months ended September 30, 2010, the Company’s management decided to discontinue hedge accounting for specific hedging relationships by terminating the designation of these relationships. The discontinued hedging relationships consisted of two forward foreign exchange rate contracts, which will settle on October 1, 2010, and which represent the Company’s hedging of inventory purchases during the month of September 2010. As at September 30, 2010, all inventory purchases covered under these contracts were sold and consequently were included in the determination of net earnings for the three and nine months ended September 30, 2010.

Accordingly, included in the Company’s consolidated earnings for the nine months ended September 30, 2010 are $0.3 million ($0.5 million in 2009) under the caption cost of sales, representing the gain on these contracts, which had been previously recognized in accumulated other comprehensive income as a result of applying hedge accounting and a trivial amount ($0.1 million in 2009) under the caption financial expenses – other, representing the change in fair value of these contracts arising subsequent to the Company’s management decision to terminate its designation of these specific hedging relationships.

14 - CONTINGENT LOSS

In 2009, the Company filed a lawsuit against Inspired Technologies, Inc. (“ITI”).  ITI then filed a counterclaim against the Company, with both parties alleging breach of contract in connection with a Supply Agreement and certain confidentiality agreements (collectively the “Claim”).  The confidentiality and Supply Agreements (the “Agreements”) involved the Company’s production and supply of certain products to ITI.  The Company filed two summary judgment motions.  On July 14, 2010, the Court entered an order granting the Company’s summary judgment rendering a decision as a matter of law based upon what the Court considered undisputed facts that all of ITI’s claims relating to trademark infringement and false advertising were insufficient.  With respect to the Company’s request for summary judgment on the issue of breach of the Agreements, the Court on its own motion ruled on September 13, 2010 that the licensing by ITI of its technology to another manufacturer did not violate the Agreements and ordered that the position of the parties be reversed and positioned the Company as the Defendant.  On September 29, 2010, a jury in the US District Court for the Middle District of Florida made a determination that the Company had breached certain obligations under the Agreements.   Accordingly, the jury rendered a verdict that ITI should be awarded damages in the approximate amount of $13.2 million (the “Damages”).  The Company firmly believes that ITI’s allegations were unfounded, that there is no competent evidence to justify and support the Damages, and that the Damages are unsupportable as a matter of law.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

September 30, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

14 - CONTINGENT LOSS (Continued)

Consequently, the Company intends to file several post-trial motions, to timely file an appeal with the 11th Circuit Court of Appeals, and intends to continue to vigorously defend this lawsuit.  The post-trial motions and the appeal may result in the judgment being set aside or reduced or, in the alternative, the ordering of a new trial.  The Company is committed to continuing its defense of the Claim.

The execution of the judgment will be stayed during the appeal and in connection therewith, the Company posted an appellate bond (the “Bond”) (see Note 15).

The Company’s management concluded that although the Claim could result in an adverse consequence to the Company, as at September 30, 2010, the amount of the contingent loss cannot be reasonably estimated.  In making its assessment, the Company’s management considered, among others, (i) the nature and merits of the Claim and the appeal, (ii) the current procedural status of the Claim, and (iii) the Company’s past experience in similar situations.  Accordingly, no amount has been recorded in connection with this contingent loss in the Company’s unaudited interim consolidated financial statements as at and for the three and nine months ended September 30, 2010.

15 - SUBSEQUENT EVENTS

In October 2010, in connection with the Appeal and the related Claim described in Note 14, the Company posted the Bond in the amount of $13.2 million. The Bond will earn interest, in favour of the Company, at the State Street Bank SSgA Prime Money Market Fund rate, less 40 basis points.  The court retains the discretion to increase or decrease the amount of the required Bond based on the results of the post-trial motions. The Bond’s funds will remain restricted to either party until the ultimate resolution of the Appeal and the related Claim. In connection with the posting of the Bond, the Company used $13.2 million from its ABL. The Company will report the Bond on its consolidated balance sheet as restricted cash.

In October of 2010, in accordance with the Company’s foreign exchange rate risk policy, the Company executed a series of 8 monthly forward foreign exchange rate contracts to purchase an aggregate CAD$10.0 million beginning in February 2011, at fixed exchange rates ranging from CAD$1.0260 to CAD$1.0318 to the US dollar. The forward foreign exchange rate contracts will mitigate foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars. The Company designated these forward foreign exchange rate contracts as cash flow hedges.

In October of 2010, the Company obtained a $3.0 million mortgage loan on its owned real estate in Danville, Virginia.  The mortgage is for a period of 32 months, bearing interest at an annual fixed rate of 10%.  The mortgage requires monthly payments of principal and interest amounting to $63,741 commencing on November 1, 2010, with the remaining principal and accrued interest due on July 1, 2013.

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